

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2021

Shahraab Ahmad
Chief Executive Officer
Atlantic Coastal Acquisition Corp. II
6 St Johns Lane
Floor 5
New York, NY 10013

> **Re: Atlantic Coastal Acquisition Corp. II**
> **Registration Statement on Form S-1**
> **Filed December 2, 2021**
> **File No. 333-261459**

Dear Mr. Ahmad:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Catherine De Lorenzo at 202-551-4079 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Stephen C. Ashley